Exhibit 99.2

CHINA NATURAL RESOURCES TO SELL PRECISE SPACE-TIME TECHNOLOGY

HONG KONG, July 28, 2023 – China Natural Resources, Inc. (NASDAQ: CHNR) (the “Company”) announced today that it has agreed to sell all outstanding shares of Precise Space-Time Technology Limited (“Precise Space-Time Technology” or “PSTT”) to Feishang Group Limited, together with PSTT’s outstanding payable owed to the Company, for consideration of approximately RMB95,761,119 in cash (approximately $13.2 million, the “Base Purchase Price”). The Base Purchase Price is subject to upward post-closing adjustment based on the difference between net assets of PSTT as included in its unaudited consolidated balance sheet as of June 30, 2023 and the base net assets (which is determined as the higher of RMB-49,074,962, PSTT’s consolidated net assets as of December 31, 2022 and RMB-34,197,300, the value of PSTT as determined by the valuation report dated July 28, 2023).

Precise Space-Time Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway Environmental Co., Ltd. (“Shanghai Onway”). Shanghai Onway is principally engaged in the provision of equipment for rural wastewater treatment and the provision of engineering, procurement and construction services in relation to wastewater treatment in China.

The valuation of PSTT as of December 31, 2022 as determined by an independent valuation firm on July 28, 2023 is RMB-34,197,300. The Company acquired all outstanding shares of PSTT from Mr. LI Feilie for an aggregate consideration of approximately RMB104.1 million in July 2021.

Mr. Wong Wah On Edward, Chairman of the Company, said, “The disposition of Shanghai Onway can help the Company streamline its resources and invest in opportunities that will help the Company grow.”

About China Natural Resources:

China Natural Resources, Inc. (NASDAQ: CHNR) is currently a holding company that operates in two reportable operating segments: wastewater treatment and exploration and mining. After the completion of Precise Space-Time Technology disposition, the Company will be engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metal, and is actively exploring business opportunities in the healthcare and other non-natural resource sectors. China Natural Resources recently agreed to acquire Williams Minerals, which operates a lithium mine in Zimbabwe, for a maximum consideration of US$1.75 billion. Williams Minerals is owned by China Natural Resources’ controlling shareholder, Feishang Group Limited, and a non-affiliate, Top Pacific (China) Limited. While there is no guarantee, the acquisition of Williams Minerals is expected to close in 2023.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to: the potential presented by the healthcare and wastewater treatment sectors in the People’s Republic of China (the “PRC”) and other industry sectors in the PRC generally; the impact on the Company’s financial position, growth potential and business of an investment in the wastewater treatment sector of the PRC generally and in Precise Space-Time Technology and Shanghai Onway specifically; the experience, supply chain and customer relationships and market insights of the Precise Space-Time Technology team; the growth potential of the wastewater treatment and environmental protection industries in the PRC; the impact on the Company’s financial position of an investment in the healthcare sector of the PRC; and the Company’s ability to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: possible downturns in the healthcare or wastewater treatment sectors in the PRC or other sectors that the Company may invest in; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to governmental, economic and political circumstances in the PRC; uncertainties related to metal price volatility; uncertainties related to the Company’s ability to fund operations; uncertainties related to possible future increases in operating expenses, including costs of labor and materials; uncertainties related to the impact of the COVID-19 pandemic; uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.